The lead investor in Everydae is Judd Schoenholtz, Founder and CEO Open Listings. Judd has invested $5,000 in Everydae previously and is investing another $10,000 in this offering.

This is why Judd is investing:

Education is in the midst of a generational shift to digital and Everydae has the potential to win the category. Their product is awesome (seriously, try it! I'll wait…). It takes a gamified approach to education that students love while incorporating the latest advancements in learning science to optimize engagement and learning.

2020 was a challenging year for Everydae: their initial market evaporated when colleges stopped requiring SAT due to Covid. I've been incredibly impressed by how the team nimbly pivoted their focus and accelerated their roadmap by years to launch Science, Math and English courses. They shifted to a Netflix-like subscription model that's seeing strong traction with a ***91% conversion rate*** *from trial to subscriber.*

Comps like Duolingo ($1.5B) and Age of Learning ($1B) demonstrate the market opportunity for edtech businesses like Everydae. Given their mission, team and their accomplishments thus far, it's a no-brainer for me to reinvest in this round.